SUBJECT TO COMPLETION, DATED JANUARY 26, 2017

PROSPECTUS

38,225,000 Shares



Jagged Peak Energy Inc.

Common stock

This is the initial public offering of our common stock. We are selling 26,470,588 shares of our common stock, and the selling stockholders are selling 11,754,412 shares of our common stock. We will not receive any proceeds from the shares of our common stock sold by the selling stockholders.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $16.00 and $18.00 per share. We have been authorized to list our common stock on the New York Stock Exchange under the symbol "JAG".

To the extent that the underwriters sell more than 38,225,000 shares of common stock, the underwriters have the option to purchase up to an additional 5,733,750 shares from Quantum (as defined herein) at the public offering price less the underwriting discount and commissions.

Quantum is deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act").

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. See "Risk Factors" and "Summary—Emerging Growth Company".

Investing in our common stock involves risks. See "Risk Factors" beginning on page 23.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on or about   , 2017 through the book-entry facilities of The Depository Trust Company.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Jagged Peak Energy Inc. (before expenses)	$	$
Proceeds to the Selling Stockholders	$	$

(1)   The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

Joint Book-Running Managers

Citigroup	Credit Suisse	J.P. Morgan
Goldman, Sachs & Co.	**RBC Capital Markets**	**Wells Fargo Securities**

Senior Co-Managers

UBS Investment Bank	KeyBanc Capital Markets

Co-Managers

ABN AMRO	Fifth Third Securities	Petrie Partners Securities	Tudor, Pickering, Holt & Co.
BMO Capital Markets	**Deutsche Bank Securities**	**Evercore ISI**	**Scotia Howard Weil**

The date of this prospectus is   , 2017.

TABLE OF CONTENTS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information to which we have referred you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements".

Until   , 2017 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

- comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

- provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); or

- obtain stockholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

- the last day of the fiscal year in which we have $1.0 billion or more in annual revenues;

- the date on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

- the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

- the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, but we hereby irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

Principal Executive Offices and Internet Address

Our principal executive offices are located at 1125 17th Street, Suite 2400, Denver, Colorado 80202, and our telephone number at that address is (720) 215-3700.

Our website address is *www.jaggedpeakenergy.com*. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC"), available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into, and does not constitute a part of, this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock that, upon the consummation of our corporate reorganization and this offering, will be owned by:

- each of the selling stockholders;

- each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

- each of our directors and director nominees;

- our Named Executive Officers; and

- all of our directors, director nominees and executive officers as a group.

Quantum is deemed to be, and each of the other selling stockholders may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act. For further information regarding material transactions between us and the selling stockholders, see "Certain Relationships and Related Party Transactions".

All information with respect to beneficial ownership has been furnished by the respective selling stockholders, 5% or more stockholders, directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Jagged Peak Energy Inc., 1125 17th Street, Suite 2400, Denver, Colorado 80202.

The underwriters have an option to purchase a maximum of 5,733,750 additional shares from Quantum to cover over-allotments of shares.

UNDERWRITING (CONFLICTS OF INTEREST)

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as joint book-running managers of this offering and as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the representatives, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	
Credit Suisse Securities (USA) LLC	
J.P. Morgan Securities LLC	
Goldman, Sachs & Co.	
RBC Capital Markets, LLC	
Wells Fargo Securities, LLC	
UBS Securities LLC	
KeyBanc Capital Markets Inc.	
ABN AMRO Securities (USA) LLC	
Fifth Third Securities, Inc.	
Petrie Partners Securities, LLC	
Tudor, Pickering, Holt & Co. Securities, Inc.	
BMO Capital Markets Corp.	
Deutsche Bank Securities Inc.	
Evercore Group L.L.C.	
Scotia Capital (USA) Inc.	
Total	38,225,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased, other than the shares covered by the option described below unless and until this option is exercised.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make for certain liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Quantum is deemed to be, and each of the other selling stockholders may be deemed to be, an underwriter within the meaning of Section 2(a)(11) of the Securities Act and may be subject to certain statutory liabilities under the Securities Act.

Commissions and Discounts

The underwriters have advised us and the selling stockholders that they propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this